UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                          (Amended No. ______________)*

                         SWIFT TRANSPORTATION CO., INC.
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                                (Name of Issuer)

                          Common Stock $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    870756103
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                                 (CUSIP Number)

                                 March 19, 2001
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [ ] Rule 13d-1(b)

      [X] Rule 13d-1(c)

      [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).























                                Page 1 of 6 pages

CUSIP No. 870756103
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      1.  Name of Reporting Persons.
          I.R.S. Identification Nos. of above persons.  Moyes Children's Limited
                                                        Partnership
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      2.  Check the Appropriate Box if a Member of a Group

          (a) [ ]

          (b) [ ]
--------------------------------------------------------------------------------

      3.  SEC Use Only
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      4.  Citizenship or Place of Organization                           Arizona
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Number of       5.  Sole Voting Power                                 8,995,832*
Shares Bene-   -----------------------------------------------------------------
ficially        6.  Shared Voting Power                                        0
Owned by Each  -----------------------------------------------------------------
Reporting       7.  Sole Dispositive Power                            8,995,832*
Person With:   -----------------------------------------------------------------
                8.  Shared Dispositive Power                                   0
--------------------------------------------------------------------------------

      9.  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                      8,995,832*
--------------------------------------------------------------------------------

      10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares   [ ]
--------------------------------------------------------------------------------

      11. Percent of Class Represented by Amount in Row (9)                14.2%
--------------------------------------------------------------------------------

      12. Type of Reporting Person                                            PN
--------------------------------------------------------------------------------

*Shares reported represent the aggregate of two separate capital contributions made to the Moyes Children's Limited Partnership. The first contribution, in the amount of 6,884,540 shares, was made on March 19, 2001. The second contribution, in the amount of 2,111,292 shares, was made on April 19, 2001. The shares were contributed by seven different trusts for the benefit of six of the children of Jerry and Vickie Moyes as follows: Michael J. Moyes Irrevocable Trust dated 12/30/85 (479,900.5 shares); Chris Moyes Irrevocable Trust dated 12/30/85 (479,900.5 shares); Todd Moyes Irrevocable Trust dated 12/30/85 (479,900.5 shares); Hollie Moyes Irrevocable Trust dated 12/30/85 (479,900.5 shares); Lyndee Marie Moyes Irrevocable Trust dated 12/30/85 (434,900.5 shares); Marti Lyn Moyes Irrevocable Trust dated 12/30/85 ((3/19/01 - 399,917.5 shares) (4/19/01 - 46,233 shares)); and The Moyes Irrevocable Trust dated 12/29/87 ((3/19/01 - 4,130,120 shares) (4/19/01 - 2,065,059 shares)). The trusts own 99%
of the equity interest in the Moyes Children's Limited Partnership. Ronald Moyes is the trustee of each of the seven trusts and the sole general partner and owner of 1% of the equity interest in the Moyes Children's Limited Partnership. Ronald Moyes disclaims beneficial ownership of the shares owned by the Moyes Children's Limited Partnership, except to the extent of his pecuniary interest therein.








                                Page 2 of 6 pages

Item 1(a)   Name of Issuer:

            Swift Transportation Co., Inc.

Item 1(b)   Address of Issuer's Principal Executive Offices:

            2200 South 75th Avenue
            Phoenix, AZ  85043

Item 2(a)   Name of Person Filing:

            Moyes Children's Limited Partnership

Item 2(b)   Address of Principal Business Office or, if none, Residence:

            4001 North Third Street, Suite 400
            Phoenix, AZ  85012

Item 2(c)   Citizenship:

            Arizona

Item 2(d)   Title of Class of Securities:

            common stock $.001 par value

Item 2(e)   CUSIP Number:

            870756103

Item 3. If this statement is filed pursuant to section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
      (a) [ ] Broker or dealer registered under section 15 of the Act
              (15 U.S.C. 78o);
      (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
      (c) [ ] Insurance company as defined in section 3(a)(19) of the Act
              (15 U.S.C. 78c);
      (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
      (e) [ ] An investment adviser in accordance withss.240.13d-1(b)(1)(ii)(E);
      (f) [ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);
      (g) [ ] A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G);
      (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
      (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
      (j) [ ] Group, in accordance withss.240.13d-1(b)(1)(ii)(J).

              Not Applicable
                                Page 3 of 6 pages

Item 4.   Ownership.
      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a) Amount beneficially owned:  8,995,832.*
     (b) Percent of class:  14.2%.
     (c) Number of shares as to which the person has:
         (i)   Sole power to vote or to direct the vote 8,995,832.*
         (ii)  Shared power to vote or to direct the vote 0.
         (iii) Sole power to dispose or to direct the disposition of 8,995,832.*
         (iv)  Shared power to dispose or to direct the disposition of 0.

*Shares reported represent the aggregate of two separate capital contributions made to the Moyes Children's Limited Partnership. The first contribution, in the amount of 6,884,540 shares, was made on March 19, 2001. The second contribution, in the amount of 2,111,292 shares, was made on April 19, 2001. The shares were contributed by seven different trusts for the benefit of six of the children of Jerry and Vickie Moyes as follows: Michael J. Moyes Irrevocable Trust dated 12/30/85 (479,900.5 shares); Chris Moyes Irrevocable Trust dated 12/30/85 (479,900.5 shares); Todd Moyes Irrevocable Trust dated 12/30/85 (479,900.5 shares); Hollie Moyes Irrevocable Trust dated 12/30/85 (479,900.5 shares); Lyndee Marie Moyes Irrevocable Trust dated 12/30/85 (434,900.5 shares); Marti Lyn Moyes Irrevocable Trust dated 12/30/85 ((3/19/01 - 399,917.5 shares) (4/19/01 - 46,233 shares)); and The Moyes Irrevocable Trust dated 12/29/87 ((3/19/01 - 4,130,120 shares) (4/19/01 - 2,065,059 shares)). The trusts own 99%
of the equity interest in the Moyes Children's Limited Partnership. Ronald Moyes is the trustee of each of the seven trusts and the sole general partner and owner of 1% of the equity interest in the Moyes Children's Limited Partnership. Ronald Moyes disclaims beneficial ownership of the shares owned by the Moyes Children's Limited Partnership, except to the extent of his pecuniary interest therein.

Item 5.   Ownership of Five Percent or Less of a Class.
      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

      Not Applicable

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

      Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

      Not Applicable

Item 8.   Identification and Classification of Members of a Group.

      Not Applicable

Item 9.   Notice of Dissolution of Group.

      Not Applicable

Item 10.  Certifications.

                                    SIGNATURE

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                   May 9, 2001
                                   -----------
                                     (Date)


                              /s/ William J. Strait
                 -----------------------------------------------
                                   (Signature)



                     Ronald Moyes, as general partner of the
                    Moyes Children's Limited Partnership, by
                  William J. Strait, attorney-in-fact, pursuant
                   to a Power of Attorney dated May 7, 2001, a
                copy of which is filed herewith and incorporated
                            herein by this reference
                                  (Name/Title)











                                Page 5 of 6 pages

                                POWER OF ATTORNEY

     I, Ronald Moyes, individually and as the Sole General Partner of the Moyes Children's Limited Partnership, an Arizona limited partnership (the "Partnership"), hereby authorize and designate Earl H. Scudder and William J. Strait, and either of them, with full power of substitution, to execute and file, on behalf of the Partnership or me all Schedules 13D and 13G (including any amendments thereto) and all Forms 3, 4, and 5 (including any amendments thereto) that either the Partnership or I may be required to file with the U.S. Securities and Exchange Commission as a result of the Partnership's or my ownership of or transactions in securities of Swift Transportation Co., Inc.

     The authority granted herein shall continue until the Partnership and I are no longer required to file Schedules 13D or 13G (or amendments thereto) or Forms 3, 4 or 5 (or amendments thereto) with regard to our ownership of or transactions in securities of Swift Transportation Co., Inc., unless earlier revoked in writing.

     I, the undersigned, acknowledge that by serving in such capacity at my request, neither Earl H. Scudder, William J. Strait, nor Scudder Law Firm, P.C., L.L.O. is assuming any responsibility to comply with Sections 13 or 16 of the Securities and Exchange Act of 1934.


         /s/ Ronald Moyes                                   May 7, 2001
---------------------------------------------         --------------------------
Ronald Moyes, individually and as                             Date
Sole General Partner of the Moyes Children's
Limited Partnership





















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